Mercedes-Benz Auto Receivables Trust 2023-1
Investor Report

Collection Period Ended   30-Jun-2025

Amounts in USD

Dates

Collection Period No.	30	
Collection Period (from... to)	1-Jun-2025	30-Jun-2025
Determination Date	11-Jul-2025	
Record Date	14-Jul-2025	
Distribution Date	15-Jul-2025	
Interest Period of the Class A-1 Notes (from... to)	16-Jun-2025	15-Jul-2025 Actual/360 Days 29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jun-2025	15-Jul-2025 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	435,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	657,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	657,500,000.00	330,498,982.44	301,249,698.12	29,249,284.32	44.485604	0.458174
Class A-4 Notes	118,600,000.00	118,600,000.00	118,600,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,869,100,000.00**	**449,098,982.44**	**419,849,698.12**	**29,249,284.32**		
Overcollateralization	47,928,299.76	47,925,707.49	47,925,707.49			
Adjusted Pool Balance	1,917,028,299.76	497,024,689.93	467,775,405.61			
Yield Supplement Overcollateralization Amount	200,704,831.25	46,352,492.26	43,199,993.02			
Pool Balance	**2,117,733,131.01**	**543,377,182.19**	**510,975,398.63**			

	Amount	Percentage
Initial Overcollateralization Amount	47,928,299.76	2.50%
Target Overcollateralization Amount	47,925,707.49	2.50%
Current Overcollateralization Amount	47,925,707.49	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.090000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	4.510000%	1,242,125.34	1.889164	30,491,409.66	46.374768
Class A-4 Notes	4.310000%	425,971.67	3.591667	425,971.67	3.591667
Total		**$1,668,097.01**		**$30,917,381.33**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	30,599,546.48	(1) Total Servicing Fee	452,814.32
Interest Collections	2,358,030.01	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	580,128.00	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	1,329,032.18	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	1,668,097.01
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	120,616.06	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**34,987,352.73**	(6) Regular Principal Distributable Amount	29,249,284.32
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**34,987,352.73**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	3,617,157.08
		Total Distribution	**34,987,352.73**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	452,814.32	452,814.32	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,668,097.01	1,668,097.01	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	1,242,125.34	1,242,125.34	0.00
thereof on Class A-4 Notes	425,971.67	425,971.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,668,097.01	1,668,097.01	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	29,249,284.32	29,249,284.32	0.00
Aggregate Principal Distributable Amount	29,249,284.32	29,249,284.32	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,792,570.75
Reserve Fund Amount - Beginning Balance	4,792,570.75
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	15,742.41
minus Net Investment Earnings	15,742.41
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,792,570.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	15,742.41
Net Investment Earnings on the Collection Account	104,873.65
Investment Earnings for the Collection Period	120,616.06

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,117,733,131.01	52,827
Pool Balance beginning of Collection Period	543,377,182.19	26,009
Principal Collections	20,497,933.04	
Principal Collections attributable to Full Pay-offs	10,101,613.44	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,802,237.08	
Pool Balance end of Collection Period	510,975,398.63	25,169
Pool Factor	24.13%	

	As of Cutoff Date	Current
Weighted Average APR	4.85%	5.22%
Weighted Average Number of Remaining Payments	54.32	28.33
Weighted Average Seasoning (months)	13.16	42.20

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	497,701,629.75	24,754	97.40%
31-60 Days Delinquent	9,631,858.08	306	1.88%
61-90 Days Delinquent	2,891,197.04	89	0.57%
91-120 Days Delinquent	750,713.76	20	0.15%
Total	510,975,398.63	25,169	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.713%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,802,237.08	66	82,837,181.30	2,231
Principal Net Liquidation Proceeds	569,247.66		28,170,800.67	
Principal Recoveries	1,293,209.08		24,795,026.63	
Principal Net Loss / (Gain)	(60,219.66)		29,871,354.00	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.137%)
Prior Collection Period	(0.135%)
Second Prior Collection Period	0.030 %
Third Prior Collection Period	0.180 %
Four Month Average	(0.015%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.411%
Average Net Loss / (Gain)	13,389.22

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.